Exhibit 99.4(c)

PROTECTIVE LIFE INSURANCE COMPANY	P. O. BOX 1928	BIRMINGHAM, ALABAMA 35282-8238

GUARANTEED ACCOUNT ENDORSEMENT

with Fixed Account and DCA Accounts

We are amending the Contract to which this endorsement is attached as described below.  This endorsement remains in effect as long as the Contract to which it is attached remains in effect.  The terms and conditions in this endorsement supersede any conflicting provision in the Contract.  Contract provisions not expressly modified by this endorsement remain in full force and effect.

1.               In the “DEFINITIONS” section of your Contract, the definition for Contract Value is deleted and replaced by the definition below, and the Guaranteed Account definition below is added:

Contract Value:  The sum of the Variable Account value and the Guaranteed Account value attributable to this Contract on, or prior to the Annuity Date.

Guaranteed Account:  All Investment Options with interest rate guarantees.

2.               The first paragraph of the provision entitled “Variable Account Value” in the “VARIABLE ACCOUNT” section of your Contract is deleted and replaced by the paragraph below:

Variable Account Value — On or at any time prior to the Annuity Date, the Variable Account value is equal to:

1)              Purchase Payments allocated to the Variable Account; plus

2)              amounts transferred into the Variable Account; plus

3)              other amounts applied to the Variable Account; plus or minus

4)              investment performance; minus

5)              amounts transferred out of the Variable Account; minus

6)              amounts deducted from the Variable Account to satisfy any withdrawal (or surrender) requests; minus

7)              charges, fees and premium tax, if any, deducted from the Variable Account.

The Variable Account value equals the total of the Sub-Account values.

3.               The following “GUARANTEED ACCOUNT” section is added to your Contract:

GUARANTEED ACCOUNT

General Description — The Guaranteed Account includes the Fixed Account and the DCA Accounts, which are each a part of the Company=s general account.  Amounts allocated to an account in the Guaranteed Account earn interest from the date they are credited to the account.

ICC11-VDA-P-5014	12/11

We, in our sole discretion, establish interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than the minimum values required by the NAIC Standard Nonforfeiture Law for Individual Deferred Annuities, model # 805.  Because interest rates vary from time to time, allocations made to the same account in the Guaranteed Account at different times may earn interest at different rates.

Fixed Account — Generally, you may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account.  The interest rate we apply to a Purchase Payment or transfer allocated to the Fixed Account is guaranteed for one year from the date it is credited to the account.  When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for a subsequent Purchase Payment allocated to the Fixed Account.  The new interest rate is also guaranteed for one year.

DCA Accounts — The DCA Accounts are available only for Purchase Payments designated for dollar cost averaging.  You may allocate a Purchase Payment to a DCA Account only when the value of that DCA Account is $0.  The entire value of a DCA Account must be transferred to the Variable Account prior to allocating any new Purchase Payment to that DCA Account. Allocations to a DCA Account must include instructions regarding transfer frequency and the Sub-Accounts into which the transfers are to be made.

We will systematically transfer Purchase Payments allocated to a DCA Account into the Variable Account in equal amounts over the period we allow for that DCA Account.  The interest rate we apply to a Purchase Payment allocated to a DCA Account is guaranteed for the period over which transfers are allowed from that DCA Account.  Interest credited to a DCA Account will be accumulated and transferred from the DCA Account after the last dollar cost averaging transfer.

Guaranteed Account Value — On or at any time prior to the Annuity Date, the Guaranteed Account value is equal to:

1)              Purchase Payments allocated to the Guaranteed Account; plus

2)              amounts transferred into the Guaranteed Account; plus

3)              interest, and other amounts credited to the Guaranteed Account; minus

4)              amounts transferred out of the Guaranteed Account; minus

5)              amounts deducted from the Guaranteed Account to satisfy any withdrawal (or surrender) requests; minus

6)              charges, fees and premium tax, if any, deducted from the Guaranteed Account.

For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts in the Guaranteed Account will be separately accounted for on a Afirst-in, first-out@ (FIFO) basis.

4.               The two provisions below are added to the “TRANSFERS” section of your Contract:

Transfers Involving the Guaranteed Account — There are additional limitations on transfers involving the Guaranteed Account.  No transfer is permitted into any account in the Guaranteed Account until 6 months after the last transfer from an account in the Guaranteed Account.  Transfers into a DCA Account are not permitted.

The maximum amount that may be transferred out of the Fixed Account in any Contract Year, except for dollar cost averaging transfers, is the greater of:

1)              25% of the Fixed Account value as of the prior Contract Anniversary, plus 25% of any Purchase Payments and transfers allocated to the Fixed Account since the prior Contract Anniversary; or

2)              $2,500.

Dollar Cost Averaging Involving the Guaranteed Account — There are additional limitations on dollar cost averaging transfers involving the Guaranteed Account.  You may establish dollar cost averaging transfers from any account in the Guaranteed Account but dollar cost averaging transfers into an account in the Guaranteed Account are not permitted.  We will not accept instructions to establish dollar cost averaging transfers from the Fixed Account over a period less than 12 months. If dollar cost averaging transfers from a DCA Account are terminated, we will transfer any amount remaining in that DCA Account into the Sub-Accounts according to the allocation instruction in effect for that DCA Account at the time the dollar cost averaging transfers are terminated, unless you have otherwise instructed us how to allocate the remaining amount.

5.               The provision below is added to the “SURRENDERS AND WITHDRAWALS” section of your Contract:

Suspension or Delay in Payment of Surrender or Withdrawal from the Guaranteed Account — We may delay payment of a surrender or withdrawal from the Guaranteed Account for up to six months.

Signed for the Company and made a part of the Contract as of its Issue Date.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary